Registration Statement No.  333-49373



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549
                                 POST-EFFECTIVE
                          AMENDMENT NO. 1 TO FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          FARMLAND INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
     KANSAS                                                     44-0209330
(STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

          3315 NORTH OAK TRAFFICWAY, KANSAS CITY, MISSOURI 64116-0005
                                  816-459-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               TERRY M. CAMPBELL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          FARMLAND INDUSTRIES, INC.
          3315 NORTH OAK TRAFFICWAY, KANSAS CITY, MISSOURI 64116-0005
                                  816-459-6348
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX. [ X ]
IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1)
OF THIS FORM, CHECK THE FOLLOWING BOX. [     ]
IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]
IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT
FOR THE SAME OFFERING. [   ]
IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT
FOR THE SAME OFFERING.  [    ]
IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434,
PLEASE CHECK THE FOLLOWING BOX. [   ]


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL OR OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                  SUBJECT TO COMPLETION, DATED JANUARY 5, 1999

PROSPECTUS


                                2,000,000 SHARES
                           FARMLAND INDUSTRIES, INC.
               8% SERIES A CUMULATIVE REDEEMABLE PREFERRED SHARES
                           (PAR VALUE $25 PER SHARE)
              (LIQUIDATION PREFERENCE EQUIVALENT TO $50 PER SHARE)


      This Prospectus relates to 2,000,000 shares of 8% Series A Cumulative Redeemable Preferred Stock, $25 par value per share (liquidation preference equivalent to $50 per share) (the "Preferred Shares"), of Farmland Industries, Inc. The Preferred Shares were issued in a private placement transaction on December 19, 1997 when the Company issued and sold the Preferred Shares to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated then sold the Preferred Shares to persons reasonably believed by it to be "qualified institutional buyers" and in compliance with Rule 144A under the Securities Act of 1933, as amended. See "Selling Holders" beginning on page 19 and "Plan of Distribution" beginning on page 21.

 . We will not receive any of the proceeds from the sale of the Preferred Shares by the selling stockholders. We will, however, pay all expenses incurred in registering the Preferred Shares, but each selling stockholder will be responsible for all selling and other expenses incurred by him or her.
 .
 . Dividends on the Preferred Shares are cumulative and are payable quarterly in arrears on the 1st day of February, May, August and November of each year at the rate of 8% of the liquidation preference of $50 per share per annum (equivalent to $4.00 per share per annum).
 .
 . We are not allowed to redeem the Preferred Shares before December 15, 2022.
 .
 . On and after December 15, 2022, we may, at our option, redeem the Preferred
  Shares by paying a holder a specified redemption price declining to $50 per share on and after December 15, 2027, plus accumulated and unpaid dividends through the date of such redemption.
 .
 . The Preferred Shares have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of Farmland.

     The selling stockholders named in this Prospectus or in an accompanying supplement to this Prospectus or their transferees, pledgees, donees or successors may sell the Preferred Shares pursuant to this Prospectus from time to time directly to purchasers or through underwriters, dealers or agents. See "Selling Holders" beginning on page 19 and "Plan of Distribution" beginning on page 21.

INVESTING IN THE PREFERRED SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     The selling stockholders and any broker executing selling orders on behalf of the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act. Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                 THE DATE OF THIS PROSPECTUS IS JANUARY 5, 1999
NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OTHER THAN THE SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                  Page


Where You Can Find More Information..................................3
Incorporation of Certain Documents
  By Reference.......................................................4
Prospectus Summary...................................................3
Risk Factors.........................................................7
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends...................................................17
Use of Proceeds.....................................................17
Description of Preferred Shares.....................................17
Certain Federal Income Tax
  Considerations....................................................31
Selling Holders.....................................................39
Plan of Distribution................................................43
Legal Matters.......................................................45
Experts.............................................................45
Annual Report on Form 10-K.........................................A-1



                      WHERE YOU CAN FIND MORE INFORMATION
     Farmland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You can inspect and copy the Registration Statement on Form S-2 of which this Prospectus is a part, as well as reports, proxy statements and other information filed by Farmland at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Copies of these materials can be obtained from the Public Reference Section of the Commission upon payment of the prescribed fees. Please call the Commission at 1-800-SEC-0330 for further information regarding the operations of its public references rooms. The Commission also maintains a World Wide Web site at http:\www.sec.gov that contains reports, proxy and information statements and other information regarding registrants (like Farmland) that file electronically with the Commission.

     Farmland has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows this Prospectus to "incorporate by reference" certain other information that Farmland files with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the Commission will automatically update and replace this information. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended August 31, 1998.

     We will provide, without charge, to each person, including any beneficial owner, who receives a copy of this Prospectus, a copy of our Form 10-K Annual Report for the year ended August 31, 1998. Also, if you request the above information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this Prospectus is a part. Requests for such information should be in writing to Farmland Industries, Inc., 3315 N. Oak Trafficway, Kansas City, Missouri, 64116-0005, Attention: Vice President and Treasurer, telephone (816) 459-6000.

      We will provide to the holders of the Preferred Shares annual reports on Form 10-K containing financial statements audited by the Company's independent auditors and quarterly reports on Form 10-Q containing its unaudited financial statements.

FORWARD-LOOKING STATEMENTS
     We have made forward-looking statements in this Prospectus (and in the documents that are incorporated by reference) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of our operations. Also, when we use such words as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should note that an investment in our securities involves substantial risks and uncertainties that could affect our future financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus






                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context requires otherwise, (i) "Farmland", the "Company", "we," "us" and "our" refers to Farmland Industries, Inc. and its consolidated subsidiaries, and (ii) all references herein to "year" or "years" are to fiscal years ended August 31.

      Farmland is an agricultural farm supply and processing and marketing cooperative headquartered in Kansas City, Missouri, that is primarily owned by its members (as defined) and operates on a cooperative basis. Founded in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $8.8 billion during 1998. As of August 31, 1998, Farmland's membership, associate membership and patrons eligible for patronage refunds consisted of approximately 1,500 cooperative associations of farmers and ranchers and 5,800 pork or beef producers or associations of such producers. Management estimates that over 600,000 farmers and ranchers conduct business through Farmland and its member cooperatives. The Company believes it is one of the largest cooperatives in the United States in terms of revenues. In 1998, Farmland had export sales in excess of $1.3 billion to customers in over 90 countries. Substantially all of the Company's foreign sales are invoiced and collected in U.S. Dollars.

      Kansas City, Missouri is the location of our headquarters. Our mailing address and telephone number are as follows:

                          FARMLAND INDUSTRIES, INC.
                          P.O. Box 7305
                          Kansas City, Missouri 64116-0005
                          Telephone (816) 459-6000


                                 THE OFFERING

Securities Offered...... 2,000,000 8% Series A Cumulative Redeemable Preferred
                         Shares.

Ranking................. With respect to the payment of dividends and amounts payable upon liquidation, the Preferred Shares rank
                         (i) senior to the common shares, associate member common shares, and all other capital credits and shares of capital stock of the Company which, by their terms, rank junior to the Preferred Shares and (ii), except as described in the next sentence, on a parity with all other preferred shares of the Company which are not, by their terms, junior to the Preferred Shares. As of August 31, 1998, Farmland had outstanding an aggregate of $71,000 liquidation value of preferred stock which ranks senior to the Preferred Shares. We have agreed not to authorize or issue any other preferred shares which are senior to the Preferred Shares. See "Description of Preferred Shares-Rank."

Dividends............... Dividends on the Preferred Shares are cumulative from
                         December 19, 1997 and are payable quarterly in arrears on the 1st day of February, May, August and November of each year at the rate of 8% of the liquidation preference of $50 per share per annum (equivalent to $4.00 per share per annum). Dividends on the Preferred Shares will accumulate whether or not Farmland has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. See "Description of Preferred Shares-Dividends."

Liquidation Preference.. ThePreferred Shares have a liquidation preference of
                         $50 per share, plus an amount equal to any accumulated and unpaid dividends. See "Description of Preferred Shares-Liquidation Preference."

Redemption ............. We are not allowed to redeem the Preferred Shares before December 15, 2022. On and after December 15, 2022, we may, at our option, redeem the Preferred Shares, in whole or in part, at redemption prices declining to $50 per share on and after December 15, 2027, plus accumulated and unpaid dividends, if any, thereon. The Preferred Shares do not have any stated maturity, are not subject to any sinking fund or mandatory redemption provisions and are not convertible into any other securities of the Company. See "Description of Preferred Shares-Redemption."

Voting Rights .......... None, except that we will not, without the affirmative vote or consent of the holders of at least a majority of the Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, alter or change the powers, preferences or special rights of the Preferred Shares so as to affect them adversely. See "Description of Preferred Shares-Voting Rights."

Conversion.............. The Preferred Shares are not convertible or exchangeable by their terms for any other property or securities of the Company.

Form ................... The Preferred Shares will be issued in book-entry form and represented by the Global Certificate registered in the name of the nominee of the Depository Trust Company (the "DTC"), except under limited circumstances. See "Description of Preferred Shares-Form, Book-Entry System and Transfer."

Absence of Market for
  the Preferred Shares.. The Company believes that its Preferred Shares trade from time to time. Merrill Lynch, Pierce Fenner & Smith Incorporated (the "Initial Purchaser") has facilitated trades between institutional investors and brokers. However, the Initial Purchaser is not obligated to do so, and any such market making may be discontinued at any time without notice.
                         Accordingly, there can be no assurance as to the development or liquidity of any market for the Preferred Shares. See "Plan of Distribution."

Use of Proceeds......... We will not receive any proceeds from the sale of such
                         Preferred Shares, by the Selling Shareholders. We will, however, pay all expenses incurred in registering the Preferred Shares, but each Selling Shareholder will be responsible for all selling and other expenses incurred by him or her.

                                  RISK FACTORS

      Prospective investors should consider carefully, in addition to the other information contained in this Prospectus and in the documents incorporated by reference, the following factors before purchasing the Preferred Shares offered hereby.


INCOME TAX MATTERS



          In July 1983, we sold the stock of Terra Resources, Inc. ("Terra"), a 100% owned subsidiary engaged in oil and gas exploration and production operations. The gain from the sale of Terra amounted to $237.2 million for tax reporting purposes.

On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes of $70.8 million, excluding statutory interest. The asserted deficiencies relate primarily to our tax treatment of the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice also claims that Farmland incorrectly characterized for tax purposes $14.6 million of gains and a $2.3 million loss related to dispositions of certain other assets.

On June 11,1993, Farmland filed a petition in the United States Tax Court contesting the claimed deficiencies in their entirety. The case was tried on June 13-15, 1995. The parties submitted post-trial briefs to the court in September 1995 and reply briefs were submitted to the court in November 1995.

If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities of about $85.8 million plus statutory interest.

Through August 31, 1998, statutory interest, before tax benefits of the interest deduction, totaled about $279.9 million. Therefore, the total potential liability resulting from a loss of this tax case is approximately $365.7 million. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase that year's federal and state income taxes and related statutory interest by approximately $15.3 million. The asserted federal and state income tax liabilities and accumulated statutory interest would become immediately due and payable unless the Company appealed the decision and posted the bond required to postpone assessment and collection.

In March 1998, Farmland received notice from the IRS assessing the $15.3 million tax and accumulated statutory interest related to the Company's 1989 tax year (as described above). In order to establish the trial court in which initial litigation, if any, of the dispute would occur and to stop the accumulation of interest, the Company deposited funds with the IRS in the amount of the assessment. After making this deposit, the Company filed for a refund of the entire amount deposited.

The liability resulting from an adverse decision by the United States Tax Court would be charged to current earnings and would have a material adverse effect on the Company. In the event of an adverse determination of the Terra tax issue, certain financial covenants of the Company's Syndicated Credit Facility (the "Credit Facility"), dated May 15, 1996, become less restrictive. If we assume the United States Tax Court had decided in favor of the IRS on all unresolved issues, and that all related additional federal and state income taxes and accumulated statutory interest had been due and payable on August 31, 1998, Farmland's borrowing capacity under the Credit Facility was adequate at that time to finance the liability. However, Farmland's ability to finance an adverse decision depends substantially on the financial effects of future operating events on its borrowing capacity under the Credit Facility




GENERAL FACTORS THAT MAY AFFECT BUSINESS

     Our financial success depends largely on factors which affect agricultural production and marketing conditions. These factors, which are outside of Farmland's control, often change agricultural conditions in an unpredictable manner. Therefore, we cannot determine the future impact on our operations from changes in these external factors. We expect both demand for and selling prices of our products to continue to be volatile as agricultural conditions change. External factors that affect agricultural conditions and Farmland's financial results include:

REGULATORY: Our ability to grow through acquisitions and investments in ventures may be affected adversely by regulatory delays. Also, various federal and state regulations to protect the environment encourage farmers to use less fertilizer and other chemical applications.

COMPETITION: Competitors may offer a greater variety of products and may possess greater resources than our company. Competitors may also have better access to equity capital markets than Farmland.

IMPORTS AND EXPORTS: The following factors may affect the amount of agricultural products imported or exported:

     .   Foreign trade and monetary policies;
     .   Laws and regulations;
     .   Political and governmental changes;
     .   Inflation and exchange rates;
     .   Taxes;

     .   Operating conditions; and
     .   World demand.

WEATHER:  Global weather conditions may cause:

   . Shifts in relationships between supply and demand for finished product that result in price changes for agricultural input products sold by Farmland; and

   . Shifts in relationships between supply and demand of raw materials that result in cost changes for agricultural output products sold by Farmland.

RAW MATERIALS COST: Historically, we periodically have been limited in our ability to increase our products' selling prices in order to pass through the price increases in our raw materials.

YEAR 2000: The Company does not know with certainty all of the consequences of its most reasonably likely worst case Year 2000 contingency.

OTHER FACTORS: Domestic variables, such as crop failures, federal agricultural programs and production efficiencies, and global variables, such as general economic conditions, conditions in financial markets, embargoes, political instabilities and local conflicts, affect the supply, demand and price of crude oil, refined fuels, natural gas and other commodities and may unfavorably impact the Company's operations.

Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's revenues, margins, net income and cash flow may be volatile as conditions affecting agriculture and markets for the Company's products change.


LIMITED ACCESS TO EQUITY CAPITAL

     As a cooperative, we raise equity primarily through the reinvestment of a portion of patronage refunds as common stock or capital credits and through retention of net income (retained earnings) generated from transactions with non-members.



ENVIRONMENTAL MATTERS

   The Company is subject to various stringent federal, state and local environmental laws governing the use, storage, discharge and disposal of hazardous materials. These laws may impose liability for cleanup of environmental contamination. The Company uses hazardous materials and generates hazardous wastes in the ordinary course of its manufacturing processes




IMPACT OF CERTAIN PREFERRED STOCK PROVISIONS

      The terms of the Preferred Shares provide that the Company will be prohibited from making certain cash patronage refunds and from making redemptions of equity under the various equity redemption plans during any period when the payment of dividends on the Preferred Shares is in arrears. Management believes that a key element which encourages its members to do business with the Company is the payment of such patronage refunds and redemptions of equity. Accordingly, if the Company is not permitted to make such payments, members may reduce the amount of business they transact with the

Company, thereby negatively impacting the ability to generate profits in future periods.


CERTAIN RIGHTS OF PREFERRED SHAREHOLDERS

      In accordance with certain provisions of Kansas law relating to cooperatives and the terms of the Company's articles of incorporation and bylaws, the holders of Preferred Shares do not have the right to elect directors of the Company, even if dividend payments are in arrears, and do not have any other voting rights.


RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

      The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown. The ratios of earnings to fixed charges have been computed by dividing fixed charges into the sum of (a) income (loss) before taxes for the enterprise as a whole, less capitalized interest and with adjustments to appropriately reflect the Company's majority-owned and 20%-to 50%-owned affiliates, and (b) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the component of operating rents determined to be interest, with adjustments as appropriate to reflect the Company's 20%-to 50%-owned affiliates.




     The information below should be read in conjunction with information appearing in the Company's consolidated financial statements, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the 1998 Form 10-K, which is incorporated by reference into this Prospectus.

                                                     Year Ended August 31,

                                       1994   .   1995    .    1996   .   1997    .   1998    .

Ratio of Earnings to Combined
  Fixed Charges and
  Preferred Stock Dividends.......     2.1         4.0         3.0         3.0         1.5


 .

RECENT DEVELOPMENTS


      Based on preliminary operating information available at this time, the Company estimates a net loss of $5 million to $7 million for the quarter ended November 30, 1998 (the "First Quarter") compared with net income of $ 17.3 million for the corresponding quarter of last year.

      Market prices of nitrogen-based plant nutrients have declined as the industry experienced increased inventory positions relative to the prior year. As a result, selling prices of the Company's nitrogen-based plant nutrients in the First Quarter were 34% lower than in the same period last year. The decreased selling prices more than offset the favorable effects of lower product costs (primarily a result of lower costs for natural gas, the primary raw material consumed in nitrogen manufacturing). Gross margins on nitrogen-based products decreased approximately $19 million in the First Quarter compared with the same period of last year. Although demand for such products was below expected levels early in the quarter, demand increased significantly in the later weeks of November. Also, the Company's quoted price for tons purchased under prepayment programs for spring use are considerably above current selling prices owing to an expectation for normal to above normal spring demand.

      At November 30, 1998, the carrying value of petroleum inventories was $142.3 million stated under the LIFO method, which exceeded the market value of such inventory by approximately $34.3 million. At the present time, management reasonably expects that this decline will be recovered during fiscal year 1999 and, accordingly, this market value decline will not be recognized in the Company's First Quarter results of operations. However, given the volatility of the crude oil and refined fuels markets, no assurance can be provided that the market value of petroleum inventories will exceed their carrying value at the time of the Company's future interim reporting period, or at the Company's year-end.



                                USE OF PROCEEDS

     The Selling Holders will receive all of the proceeds from the sale of the Preferred Shares offered under this Prospectus. The Company will not receive any proceeds from the sale of such Preferred Shares.


                        DESCRIPTION OF PREFERRED SHARES

      The following description of the Preferred Shares is a summary of the terms and provisions of the Preferred Shares. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the Company's articles of incorporation and by-laws.


GENERAL

      The Company is authorized to issue up to 8,000,000 preferred shares, $25 par value per share, in one or more series of which the Preferred Shares constitute a new series. The Company's articles of incorporation authorizes the Board of Directors to fix the number of shares constituting each class of preferred shares and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof. The Preferred Shares are fully paid and nonassessable and do not have, or are not subject to, any preemptive or similar rights.

      The registrar, transfer agent and dividends disbursing agent for the Preferred Shares is ChaseMellon Shareholder Services, L.L.C.



RANK

      The Preferred Shares, with respect to dividend rights and rights upon liquidation of the Company, rank (i) senior to the common shares, associate member common shares and all other capital credits and shares of capital stock of the Company which, by their terms, rank junior to the Preferred Shares and
(ii), except as described in the next sentence, on a parity with all other preferred shares of the Company which are not, by their terms, junior to the Preferred Shares. As of August 31, 1998, the Company had outstanding an aggregate of $71,000 liquidation value of preferred stock which ranks senior to the Preferred Shares. The Company has agreed not to authorize or issue any other preferred shares which are senior to the Preferred Shares.



DIVIDENDS

      Holders of the Preferred Shares are entitled to receive, when and as authorized by the Board of Directors of the Company, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8% of the liquidation preference of $50 per share per annum (equivalent to $4.00 per share per annum). Such dividends accumulate from December 19, 1997 and are payable quarterly in arrears on the 1st day of each February, May, August and November or, if not a business day, the succeeding business day (each, a "Dividend Payment Date"). The first dividend on the Preferred Shares was paid on February 2, 1998 to holders of record as of January 15, 1998. Through November 1, 1998, all Preferred Shares dividends have been paid on a timely basis and no Preferred Shares dividends are in arrears. Any dividends payable on the Preferred Shares will be computed on the basis of a 360-day year consisting of twelve 30-day months. Any dividends payable will be payable to holders of record as they appear in the records of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month immediately prior to the month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Directors of the Company that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

      No dividends on the Preferred Shares shall be authorized by the Board of Directors of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law. The Company's Credit Facility requires the Company to comply with certain financial covenants regarding working capital, the ratio of certain debt to average cash flow and the ratio of equity to total capitalization, all as defined in the Credit Facility, which may affect the Company's ability to make dividend payments.

      Notwithstanding the foregoing, dividends on the Preferred Shares shall accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Accumulated but unpaid dividends on the Preferred Shares will not bear interest and holders of the Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above.

      Except as provided in the immediately following paragraph, unless full cumulative dividends on the Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Preferred Shares for all past dividend periods and the then current dividend period, no dividends (other than in common shares, associate member common shares or other capital stock or capital credits ranking junior to the Preferred Shares as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon any preferred shares, common shares, associate member common shares or any other capital stock or capital credits of the Company ranking junior to or on a parity with the Preferred Shares as to dividends or upon liquidation, nor shall any preferred shares, common shares, associate member common shares or any other capital stock or capital credits of the Company ranking junior to or on a parity with the Preferred Shares as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of such shares) by the Company (except by conversion into or exchange for other capital stock or capital credits of the Company ranking junior to the Preferred Shares as to dividends and upon liquidation and except to the extent any preferred shares existing at the date of original issue of the Preferred Shares are redeemed at the option of the holders thereof as permitted by the terms of such preferred shares).

      Notwithstanding the foregoing paragraph, the Company shall be permitted to declare and pay or set apart for payment patronage dividends or refunds, subject to the limitation that, whenever the terms described in the foregoing paragraph would operate to restrict dividends, not more than 20% of such aggregate patronage dividends or refunds for any fiscal year shall be in cash, with the remainder to be paid in the form of common stock, associate member common stock, or capital credits. In addition, when dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares and other preferred shares of the Company ranking on a parity as to dividends with the Preferred Shares, dividends may be declared on the Preferred Shares and such other preferred shares provided that such dividends shall be declared pro rata so that the amount of dividends declared per Preferred Share and per each other preferred share shall in all cases bear to each other the same ratio that the accumulated dividends per Preferred Share and per such other preferred share bear to each other.

      Any dividend payment made on the Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to such Preferred Shares which remains payable.


LIQUIDATION PREFERENCE

      In the event of any liquidation, dissolution or winding up of the affairs of the Company (collectively referred to as a "liquidation"), the holders of the Preferred Shares will be entitled to be paid out of the assets of the Company legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Company's Board of Directors in the amount of a liquidation preference equal to $50 per share plus accumulated and unpaid dividends, if any, thereon to the date of such liquidation, before any distribution of assets is made to holders of common shares, associate member common shares or any other capital stock or capital credits of the Company ranking junior to the Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company.

      In the event that, upon any liquidation of the Company, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on the Preferred Shares and the corresponding amounts payable on all other preferred shares of the Company ranking on a parity with the Preferred Shares in the distribution of assets upon liquidation, then the holders of the Preferred Shares and such other preferred shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation of the Company.


REDEMPTION

      The Preferred Shares are not redeemable prior to December 15, 2022. On and after December 15, 2022, the Company may redeem the Preferred Shares, in whole or in part, at any time or from time to time, in cash at a per share redemption price set forth in the table below plus, in each case, accumulated and unpaid dividends, if any, thereon to the date fixed for redemption, without interest, to the extent the Company will have funds legally available therefor.


      If redeemed during the twelve month period,

            Beginning December 15,                       Redemption Price


                  2022 .................................    $52.00
                  2023 .................................     51.60
                  2024 .................................     51.20
                  2025 .................................     50.80
                  2026 .................................     50.40
                  2027 and thereafter...................     50.00

     Holders of Preferred Shares to be redeemed shall surrender such Preferred Shares at the place designated in the notice of redemption and shall be entitled to the redemption price upon such surrender. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been irrevocably set aside by the Company in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accumulate on such Preferred Shares, such shares shall no longer be deemed outstanding and all rights of the holders of such Preferred Shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Preferred Shares are to be redeemed, the Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Preferred Shares) or by any other equitable method determined by the Company.

     Notwithstanding the foregoing, unless full cumulative dividends on the Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Preferred Shares for all past dividend periods and the then current dividend period, no Preferred Shares shall be redeemed unless all outstanding Preferred Shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares. In addition, unless full cumulative dividends on the Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Preferred Shares for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire, directly or indirectly, any Preferred Shares; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares.

     Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by the Company will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Preferred Shares to be redeemed at their respective addresses as they appear on the records of the registrar. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Preferred Shares except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange on which the Preferred Shares may be listed or admitted to trading, each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Preferred Shares to be redeemed; (iv) the place or places where the Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Preferred Shares to be redeemed will cease to accumulate on such redemption date. If fewer than all the Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Preferred Shares to be redeemed from such holder.

     The holders of Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Preferred Shares to be redeemed.

     The Preferred Shares do not have stated maturity and are not subject to any sinking fund or mandatory redemption provisions.


VOTING RIGHTS

     Except as indicated below or except as otherwise from time to time required by applicable law, the holders of Preferred Shares have no voting rights.

     So long as any Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, alter or change the powers, preferences or special rights of the Preferred Shares so as to affect them adversely; provided, however, that (x) any increase in the amount of the authorized preferred shares of the Company or the creation or the issuance of any other preferred shares of the Company, or (y) any increase in the amount of authorized Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation, shall not be deemed to adversely affect such powers, preferences or special rights.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to such vote or consent would otherwise be required shall be effected, all outstanding Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.


CONVERSION

     The Preferred Shares are not convertible into or exchangeable by their terms for any other property or securities of the Company.


FORM, BOOK-ENTRY SYSTEM AND TRANSFER

     The Preferred Shares will be represented by a single fully registered certificate in book-entry form (the "Global Certificate") which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Except as set forth below, the Global Certificate may not be transferred except as a whole by DTC to a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor..

     Except as set forth below, the Preferred Shares represented by the Global Certificate may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Certificate may not be exchanged for Preferred Shares in certificated form except in limited circumstances.


     The Global Certificate or beneficial interests therein are exchangeable for Preferred Shares in registered, certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as Depositary for the Preferred Share or (y) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company thereupon fails to appoint a successor Depositary within 60 days or (ii) the Company in its sole discretion elects to cause the issuance of the Preferred Shares in certificated form. In all cases, certificated Preferred Shares delivered in exchange for the Global Certificate or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

     So long as DTC or its nominee is the registered owner of the Global Certificate, DTC or its nominee, as the case may be, will be considered the sole recordholder of the Preferred Shares represented by the Global Certificate. Except as provided herein, owners of beneficial interests in the Global Certificate will not be entitled to have Preferred Shares represented by the Global Certificate registered in their names, will not receive or be entitled to receive physical delivery of Preferred Shares in certificated form and will not be considered the recordholders thereof. The laws of some states require that certain purchasers of securities take physical delivery of securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in the Global Certificate.

     The following is based on information furnished by DTC:

          DTC will act as securities depository for the Preferred Shares. The Preferred Shares will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee).

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

          Purchases of Preferred Shares under the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Shares on DTC's records. The ownership interest of each actual purchaser of each Preferred Share ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Preferred Shares are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Preferred Shares, except in the event that use of the book-entry system for the Preferred Shares is discontinued.

          To facilitate subsequent transfers, all Preferred Shares deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Preferred Shares with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Shares; DTC records reflect only the identity of the Direct Participants to whose accounts Preferred Shares were credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

          Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the Preferred Shares represented by the Global Certificate are to be redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Preferred Shares. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those

     Direct Participants to whose accounts the Preferred Shares are credited on the record date (identified on a list attached to the Omnibus Proxy).

          Dividend payments, redemption proceeds and other distributions in respect of the Preferred Shares will be made in immediately available funds by the Company or the Company's agent to DTC. DTC's practice is to credit Direct Participant's accounts, upon receipt of funds and corresponding detail information from the Company or the Company's agent, on the payable date in accordance with their respective holdings as shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company or the Company's agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments in respect of the Preferred Shares to DTC are the responsibility of the Company or the Company's agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

          DTC may discontinue providing its services as securities depository with respect to the Preferred Shares at any time by giving reasonable notice to the Company or the Company's agent. Under such circumstances, in the event that a successor securities depository is not appointed, Preferred Share certificates are required to be delivered as set forth herein.

          The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Preferred Share certificates will be delivered as set forth herein.


          None of the Company, the Company's agent or the Initial Purchaser will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Certificate, or for maintaining, supervising or reviewing any records relating to such beneficial interests.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material federal income tax consequences of the purchase, ownership, redemption, and disposition of Preferred Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences of the purchase, ownership, redemption and disposition of the Preferred Shares by a person who is (i) for United States federal income tax purposes a citizen or resident of the United States (including certain former citizens and former long-term residents), (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (except, to the extent, in the case of a partnership, the partnership is treated as foreign under regulations), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust with respect to the administration of which a court within the United States is able to exercise primary decisions of the trust (each, a "U.S. Holder"). Notwithstanding the preceding clause (iv), to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered U.S. Holders. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to an investor's decision to purchase the Preferred Shares, such as foreign, state and local, or estate and gift tax consequences, and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations and foreign persons, may be subject to special rules.

      In addition, the summary assumes that the Preferred Shares will be held as capital assets. Holders should note that there can be no assurance that the Internal Revenue Service ("IRS") will take a similar view with respect to the tax consequences described below and that no ruling has been or will be requested by the Company from the IRS on any tax matters relating to the Preferred Shares. ALL PROSPECTIVE HOLDERS OF PREFERRED SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE OF OWNERSHIP, REDEMPTION, AND DISPOSITION OF PREFERRED SHARES.


DIVIDENDS AND OTHER DISTRIBUTIONS

      Distributions on the Preferred Shares will be treated as dividends and taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits, as determined for federal income tax purposes. Any distribution in excess of current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the holder's tax basis in the Preferred Shares and any amount in excess of the holder's tax basis will be treated as a capital gain.

      Dividends received by corporate holders of Preferred Shares will qualify for the 70% dividends received deduction under Section 243 of the Code if the holding period and other requirements for such deduction are met, subject to the limitations in Section 246 and 246A of the Code (although the benefits of such deductions may be reduced or eliminated by the corporate alternative minimum tax). Section 246(c) of the Code generally provides that the 70% dividends received deduction is disallowed for any dividend with respect to stock (i) that is held for 45 days or less during the 90-day period beginning 45 days before the ex-dividend (or held 90 days or less in the 180-day period beginning 90 days before the ex-dividend date in the case of a dividend on stock having preference in dividends which are attributable to a period or periods aggregating more than 366 days), or (ii) if the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. Accordingly, under clause (i), a taxpayer will only be entitled to the dividends-received deduction with respect to any dividend if the taxpayer satisfies the requisite holding period requirement immediately before or immediately after the taxpayer becomes entitled to the dividend. In addition, a taxpayer's holding period for these purposes is suspended during any period in which the taxpayer has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted an option to buy, substantially identical stock or securities, or holds one or more positions with respect to substantially similar or related property that diminish the risk of loss from holding the stock. Finally, under Section 246A of the Code, the dividends received deduction may be reduced or eliminated if a corporate holder's shares of Preferred Shares are debt financed.

      In its proposed fiscal 1997 budget submitted to Congress, the Clinton Administration included a proposal which would have reduced the 70-percent dividends-received deduction generally available to corporate shareholders to 50 percent. This provision was not contained in the Taxpayer Relief Act of 1997. No assurance can be given on whether such proposal will be included in a future Administration budget or whether Congress will enact such proposal or legislation containing a similar provision in the future.

      Section 1059 of the Code requires a corporate holder of stock to reduce (but not below zero) its basis in the stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held the stock subject to a risk of loss for more than 2 years before the date of the announcement, declaration, or agreement (whichever is earliest) with respect to the extraordinary dividend or if the distribution occurs in the context of a redemption, as discussed below.

      If Section 1059 applies, such corporate holder will recognize gain in the year the extraordinary dividend is received to the extent the nontaxed portion of such extraordinary dividend exceeds the holder's adjusted tax basis for the stock. Generally, the "nontaxed portion" of an extraordinary dividend is the amount excluded from income under Section 243 of the Code (relating to the dividends received deduction described above). An "extraordinary dividend" is a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the stock (reduced for this purpose by the nontaxed portion of any prior extraordinary dividend), treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, provided, however, that in either case the fair market value of the stock (as of the day before the ex-dividend date) may be substituted for stock basis if the fair market value of the stock can be established by the holder to the satisfaction of the IRS.

      Under Section 1059, an extraordinary dividend would also include any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the Company, regardless of the relative size of the dividend and regardless of the corporate holder's holding period for the Preferred Shares. In addition, "extraordinary dividend" treatment will result without regard to the period any such stock is held if a redemption is treated as a dividend by reason of options being taken into account under Section 318(a)(4) of the Code.

      Special rules overriding the general application of Code Section 1059 apply with respect to "qualified preferred dividends," which are defined as any fixed dividends paid on stock that provide for a fixed preferred dividend to be paid not less frequently than annually, provided that no such dividends were in arrears at the time the holder acquired the stock. Where a qualified preferred dividend exceeds the 5% or 20% limitations described above, it will be treated as an extraordinary dividend only if (i) the actual rate of return on the stock for the period the stock has been held by the holder receiving the dividend exceeds 15%, or (ii) such rate of return does not exceed 15% and the holder disposes of such stock before holding it, subject to risk of loss, for 5 years. In the latter case, however, the amount treated as an extraordinary dividend is generally limited to the excess of the actual rate of return over the stated rate of return. For purposes of determining the actual or stated rate of return, a holder should compare the actual or stated annual dividends to the lesser of (a) the holder's adjusted tax basis for the stock, or (b) the liquidation preference of the stock. The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 of the Code is determined under principles similar to those contained in Section 246(c) of the Code, described above.


SALE, REDEMPTION, OR EXCHANGE OF PREFERRED SHARES

SALE

      On the sale of shares of Preferred Shares, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale (less any portion thereof attributable to accumulated and declared by unpaid dividends, which will be taxable as a dividend to the extent of the Company's current or accumulated earnings and profits), and (ii) the holder's adjusted tax basis in the Preferred Shares. Such gain or loss will be capital gain or loss if the shares of Preferred Shares are held as capital assets. For certain noncorporate holders (including individuals), the rate of taxation of capital gains will depend upon (i) the holder's holding period for the Preferred Shares (with the lowest rate available only for Preferred Shares held more than 18 months) and
(ii) the holder's marginal tax rate for ordinary income. Holders of Preferred Shares should consult their tax advisors with respect to applicable rates and holding periods, and netting rules for capital losses.

REDEMPTION

      A redemption of shares of Preferred Shares will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend, a non-taxable return of capital, or capital gain, pursuant to the rules summarized above under the caption "Dividends and Other Distributions" unless the redemption satisfies certain tests set forth in Section 302(b) of the Code, in which case the redemption will be treated as a sale or exchange of the Preferred Shares, the tax treatment of which is described in the preceding
paragraph.   The redemption will have satisfied such tests under Section 302(b)
of the Code if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder. A distribution to a holder is "not essentially equivalent to a dividend" if it results in a "meaning reduction" in such holder's proportionate interest in the Company. If, as a result of the redemption of the Preferred Shares, a holder, whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs, experiences a reduction in his proportional interest in the Company (taking into account shares deemed owned by the holder under Sections 302(c) and 318 of the Code and, in certain events, dispositions of stock which occur contemporaneously with the redemption), then, based upon published IRS rulings, such holder may be regarded as having suffered a meaningful reduction in his interest in the Company. In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Sections 302(c) and 318 of the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternatives tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Preferred Shares depends on the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.


      If a redemption of the Preferred Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of property received by the holder without any offset for the holder's basis in the Preferred Shares. The holder's adjusted tax basis in the redeemed Preferred Shares will be transferred to any of the holder's remaining stock holdings in the Company. If, however, the holder has no remaining stock holdings in the Company, such basis could be lost.

      Any redemption of the Preferred Shares that is treated as a dividend and that is non-pro rata as to all stockholders will be subject to the "extraordinary dividend" provisions of Code Section 1059 discussed above under the caption "Dividends and Other Distributions."


BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

      Information reporting to the IRS is required for dividends for certain noncorporate holders (including individuals). These noncorporate holders may be subject to backup withholding at a rate of 31 percent on payments of dividends on, and the proceeds of a sale or redemption of the Preferred Shares. Backup withholding will apply only if the holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that such holder has furnished a correct TIN and has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.


      The Company will report to the holders of Preferred Shares and the IRS the amount of any "reportable payments" and any amount withheld with respect to the Preferred Shares during each calendar year.

      On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

      THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF PREFERRED SHARES SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, REDEMPTION AND DISPOSITION OF THE PREFERRED SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.


                                SELLING HOLDERS

     The Preferred Shares were issued and sold to the Initial Purchaser in December 1997 (the "Original Offering"), who then sold the Preferred Shares in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" (as defined by Rule 144A). These purchasers or their transferees, pledgees, donees, or successors named below or in any Prospectus Supplement, namely, the Selling Holders, (collectively, the "Selling Holders"), may from time to time offer and sell pursuant to this Prospectus any or all of the Preferred Shares.


     The table below sets forth certain information with respect to the number of Preferred Shares beneficially owned as of February 24, 1998 and the number of Preferred Shares that may be sold by certain of the Selling Holders. To the knowledge of the Company, other than a result of the ownership of the Preferred Shares, none of the Selling Holders listed below has had any material relationship with the Company or any of its affiliates within the past three years, except for Merrill Lynch, Pierce, Fenner & Smith Incorporated who was the Initial Purchaser in the Original Offering and who has provided, from time to time, investment banking services to the Company.



                                       Number of            Number of
                                    Preferred Shares     Preferred Shares
           Name of Selling Holder  Beneficially Owned    That May be Sold


Midland National Life Insurance              70,000                 70,000
Company............................
Publix Super Markets, Inc..........          70,000                 70,000
Merrill Lynch Capital                       100,000                 100,000
Services_______.
Hartford Steam Boiler Inspection &
   Insurance Co....................         120,000                 120,000
Flaherty & Crumrine Incorporated...         300,000                 300,000
Erie Indemnity Company.............          20,000                 20,000
Erie Insurance Exchange............         100,000                 100,000
John Hancock Mutual Life
   Insurance Company...............         500,000                 500,000


      The preceding table has been prepared based on information furnished to the Company by or on behalf of the Selling Holders. With respect to each

Selling Holder listed above, the number of Preferred Shares set forth may have increased or decreased since the information was furnished, and there may be additional Selling Holders of which the Company is unaware.

      In view of the fact that Selling Holders may offer all or a portion of the Preferred Shares held by them pursuant to this offering, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number of Preferred Shares that will be held by the Selling Holders after completion of this offering. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Preferred Shares since the date on which they provided information regarding their Preferred Shares.

      This Prospectus will be supplemented, to the extent necessary and to the extent not indicated above, to set forth the name and number of shares beneficially owned by the Selling Holders not listed above that intend to sell such Preferred Shares, and the number of Preferred Shares to be offered. The Prospectus Supplement will also disclose, to the extent not indicated above, whether any such Selling Holder has held any position or office with, been employed by or otherwise has a material relationship with, the Company or any of its affiliates during the three years prior to the date of the Prospectus Supplement.

     Pursuant to a registration rights agreement entered into between the Company and the Initial Purchaser (the "Registration Rights Agreement") the Company agreed to use its best efforts to file with the Commission a Registration Statement (the "Shelf Registration Statement"), of which this Prospectus is a part, covering the Preferred Shares and to keep the Shelf Registration Statement effective until December 19, 1999 or such time as all of the Preferred Shares have been sold thereunder or otherwise cease to be Registrable Securities (as defined in the Registration Rights Agreement) or when all Preferred Shares are eligible for resale pursuant to Rule 144 of the

Securities Act without volume and manner of sale restrictions. Subject to certain exceptions, the Company is required to pay all costs and expenses related to the filing of the Shelf Registration Statement.

     The Registration Rights Agreement provides that an additional amount ("Liquidated Damages") shall become payable in respect of the Preferred Shares in certain circumstances, including if the Shelf Registration Statement has been declared effective and the Shelf Registration Statement, subject to certain exceptions as described below, ceases to be effective or usable for resale at any time prior to December 19, 1999 (other than after such time as all Preferred Shares have been disposed of thereunder or otherwise cease to be Registrable Securities). In such circumstances, Liquidated Damages shall be payable to each Selling Holder, for so long as it holds Registrable Securities, at a rate of
 .50% per annum of the liquidation preference of the Preferred Shares held, commencing on the day the Registration Statement ceases to be effective or usable and ending on the date the Shelf Registration Statement again becomes effective or usable; provided, however, that the Liquidated Damages may not exceed in the aggregate .50% per annum of the liquidation preference of the Preferred Shares. Any amount of Liquidated Damages due shall be paid in cash on the next succeeding Dividend Payment Date to the applicable Selling Holders of record at the close of business on the Dividend Record Date immediately preceding such Dividend Payment Date. The Company is permitted to suspend use of this Prospectus for one or more periods not to exceed 90 days in any twelve-month period under certain circumstances relating to corporate developments or the negotiation or completion of any transaction being contemplated by the Company. During any such permitted periods of suspension, the Registration Rights Agreement provides that the Company is not required to pay Liquidated Damages.

      Information concerning the Selling Holders may change from time to time and any such changed information that the Company becomes aware of will be set forth in supplements to this Prospectus if and when necessary. Accordingly, the number of Preferred Shares offered pursuant to this Prospectus may increase or decrease.



                              PLAN OF DISTRIBUTION

      The Company will not receive any of the proceeds from the sale of the Preferred Shares, all of which will be received by Selling Holders. The Selling Holders will pay all applicable underwriting discounts and selling commissions, if any. The Preferred Shares may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Preferred Shares to or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of such securities for whom they may act as agents. The Selling Holders and any underwriters, dealers or agents that participate in the distribution of Preferred Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

      The Preferred Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at prices related to the then current market price at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Preferred Shares may be effectuated in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Preferred Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, or (iv) through the writing and exercise of options. At the time a particular offering of the Preferred Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of any Preferred Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed to be paid to dealers. The Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Preferred Shares. In addition, the Preferred Shares covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus. To comply with the securities laws of certain jurisdictions, if applicable, the Preferred Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Preferred Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

      The Selling Holders will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Preferred Shares by the Selling Holders.

      The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                LEGAL MATTERS

      The legality of the Preferred Shares has been passed upon for the Company by Stinson, Mag & Fizzell, P.C., Kansas City, Missouri, and Robert B. Terry, General Counsel of the Company.


                                    EXPERTS

      The consolidated financial statements of the Company at August 31, 1997 and 1998, and for each of the years in the three year period ended August 31, 1998, appearing in the 1998 Form 10-K for the year ended August 31, 1998, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing.


                                2,000,000 SHARES

                   THERE IS A GRAPHIC OF FARMLAND'S LOGO HERE

                           FARMLAND INDUSTRIES, INC.



                             8% SERIES A CUMULATIVE
                          REDEEMABLE PREFERRED SHARES











                                   PROSPECTUS









                                JANUARY 5, 1999

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses (excluding commissions) to be incurred by the Company in connection with this registration of the Preferred Shares which Selling Holders may sell from time to time are estimated as follows:

                                     Estimated
       Item                          Expense

Federal registration fees.........   $  29,500
Printing and engraving............         500
Accounting and legal fees.........      30,000
Miscellaneous expenses............       5,000

                                     $  65,000



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provision of K.S.A. 17-6424 and amendments thereto or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

     Article VII of the Articles of Incorporation of Farmland reads as follows:

                        ARTICLE VII - INDEMNIFICATION

     Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

     Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation, the provisions of subsection (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.

ITEM 16.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)  EXHIBITS

     The following exhibits are filed as a part of this Registration Statement on Amendment No. 2 to Form S-2. Certain of these exhibits are incorporated by reference.


Exhibit No.                            Description of Exhibits


      INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
      INDENTURES:

   3(i) A Articles of Incorporation and Bylaws of Farmland Industries, Inc. effective December 5, 1996. (Incorporated by Reference - Form 10-Q for the quarter ended November 30, 1996, filed January 14, 1997)

   3(i) B Certificate of Board of Directors Resolution for the Decrease and Elimination of Preferred Stock, dated December 19, 1997. (Incorporated by Reference - Amendment No. 1 to Form S-2, filed May 6, 1998)

   4(i)A Certificate of Designation for a Series of Preferred Shares Designated as 8% Series A Cumulative Redeemable Preferred Shares, dated December 19, 1997. (Incorporated by Reference - Form S-2, filed April 3,1998)

   4(i)B Registration Rights Agreement dated as of December 16, 1997 between Farmland Industries, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Initial Purchaser. (Incorporated by Reference - Form S-2, filed April 3, 1998)

      OPINIONS RE LEGALITY:

   5.(i)A Opinion of Robert B. Terry, Vice President and General Counsel of Farmland Industries, Inc. re legality of Preferred Shares. (Incorporated by Reference - Form S-2, filed April 3, 1998)

   5.(i)B Opinion of Stinson, Mag & Fizzell, P.C., re legality of Preferred Shares. (Incorporated by Reference - Form S-2, filed
             April 3, 1998)

        MANAGEMENT REMUNERATIVE PLANS:

  10.(iii)A  Farmland Industries, Inc. Employee Variable Compensation Plan
             (September 1, 1997 - August 31, 1998).  (Incorporated by Reference
              - Form 10-K filed November 7, 1997)

  10.(iii)B  Farmland Industries, Inc. Management Long-Term Incentive Plan
             (Effective September 1, 1993) (Incorporated by Reference - Form 10-K, filed November 28, 1995)

        10.(iii)B(1)   Exhibit E (Fiscal years 1997 through 1999)  (Incorporated
                       by Reference - Form 10-K filed November 7, 1997)

        10.(iii)B(2)   Exhibit F (Fiscal years 1998 through 2000) (Incorporated
                       by Reference - Form 10-K filed November 7, 1997)

        10.(iii)B(3)   Exhibit G (Fiscal years 1999 through 2001)(Incorporated
                       by Reference -Form 10-K filed November 20, 1998).

  10.(iii)C  Farmland Industries, Inc. Supplemental Executive Retirement Plan
             (Effective January 1, 1994) (Incorporated by Reference - Form 10-K, filed November 28, 1995)

        10.(iii)C(1)   Resolution Approving the Revision of Appendix A and
                       Appendix A (Incorporated by Reference - Form 10-K, filed
                       November 27, 1996)

  10.(iii)D  Farmland Industries, Inc. Executive Deferred Compensation Plan (As
             Amended and Restated Effective November 1, 1996) (Incorporated by Reference - Form 10-K, filed November 27, 1996)

* 12         Computation of Ratios

        CONSENTS OF EXPERTS AND COUNSEL:

* 23.A       Independent Auditors' Consent

  23.B       Consent of Stinson, Mag & Fizzell, P.C. (included in Exhibit 5)

  23.C Consent of Robert B. Terry, Vice President and General Counsel of Farmland Industries, Inc. (included in Exhibit 5)

  24         Power of Attorney  (Incorporated by Reference - Form S-2, filed
             April 3, 1998)

 * Filed herewith

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, FARMLAND INDUSTRIES, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-2 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, STATE OF MISSOURI ON JANUARY 5, 1999.

                                    FARMLAND INDUSTRIES, INC.

                                    BY     /s/  TERRY M. CAMPBELL

                                             Terry M. Campbell
                                        Executive Vice President and
                                          Chief Financial Officer

                                    BY      /s/  ROBERT B. TERRY

                                              Robert B. Terry
                                     Vice President and General Counsel

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-2 HAS BEEN SIGNED FOR THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


            Signature                     Title                       Date


                 *                 Chairman of Board,       January 5, 1999

          Albert J. Shivley             Director


          /s/ H. D. Cleberg             President,          January 5, 1999

          H. D. Cleberg            Chief Executive Officer
                               (Principal Executive Officer)

                 *               Vice Chairman of Board     January 5, 1999

            Jody Bezner       Vice President and Director

                 *                      Director             January 5, 1999

        Lyman L. Adams, Jr.

                 *                       Director            January 5, 1999

        Ronald J. Amundson

                 *                       Director            January 5, 1999

        Baxter Ankerstjerne

                 *                       Director            January 5, 1999

         Richard L. Detten

                 *                       Director            January 5, 1999

           Steven Erdman

                 *                       Director                January 5, 1999

        Harry Fehrenbacher

                 *                       Director            January 5, 1999

           Warren Gerdes

                 *                       Director            January 5, 1999

           Ben Griffith

                 *                       Director            January 5, 1999

           Gail D. Hall

                 *                       Director            January 5, 1999

           Barry Jensen

                 *                       Director            January 5, 1999

            Ron Jurgens

                 *                       Director            January 5, 1999

        William F. Kuhlman

                 *                       Director            January 5, 1999

           Greg Pfenning

                 *                       Director            January 5, 1999

           Monte Romohr

                 *                       Director            January 5, 1999

            Joe Royster

                 *                       Director            January 5, 1999

          E. Kent Stamper

                 *                       Director            January 5, 1999

           Eli F. Vaughn

                 *                       Director            January 5, 1999

           Frank Wilson


      /s/  TERRY M. CAMPBELL     Executive Vice President    January 5, 1999

         Terry M. Campbell     and Chief Financial Officer
                              (Principal Financial Officer)

         /s/  MERL DANIEL           Vice President and       January 5, 1999

            Merl Daniel                 Controller
                              (Principal Accounting Officer)


*BY  /s/  TERRY M. CAMPBELL

         Terry M. Campbell
         Attorney-In-Fact